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                          July 22, 2022

       Jesus Quintero
       Chief Executive Officer
       Marijuana Company of America, Inc.
       633 W 5th Street, Suite 2826
       Los Angeles, CA 90071

                                                        Re: Marijuana Company
of America, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 14, 2022
                                                            File No. 333-266129

       Dear Mr. Quintero:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alan T. Hawkins, Esq.